EXHIBIT 4.1.11
ELEVENTH AMENDMENT TO THE
COUNTRYWIDE FINANCIAL CORPORATION
401(k) SAVINGS AND INVESTMENT PLAN
     This Eleventh Amendment is made on November 2, 2006, effective as of the dates specified below, by the Countywide Financial Corporation Administrative Committee For Employee Benefit Plans.
WITNESSETH:
     WHEREAS, Countrywide Financial Corporation maintains the Countrywide Financial Corporation 401(k) Savings and Investment Plan (the “Plan”), as most recently amended and restated by indenture effective as of January 1, 1997.
     WHEREAS, the Countrywide Financial Corporation Administrative Committee For Employee Benefit Plans (“Committee”) wishes to amend the Plan effective as of the dates specified below.
     NOW, THEREFORE, the Committee does hereby amend the Plan, pursuant to Section 15.01 thereof, effective as of the dates specified below, as follows:
     1. By deleting Section 5.04(a) in its entirety and by substituting therefor the following:
“5.04 Form of Contributions.
(a) Employer Discretionary Contributions to be allocated to Participants who are Employees of the Company or a Participating Employer which is an Affiliated Company may be made, at the discretion of the Company, in cash or in Company Stock issued by the Company or purchased on a national securities exchange. Employer Matching Contributions to be allocated to Participants who are Employees of the Company or a Participating Employer which is an Affiliated Company will be made, effective for contributions made on and after October 1, 2006 in Company Stock issued by the Company or purchased on a national securities exchange. Limited Profit Sharing Contributions to be allocated to Participants who are Employees of the Company or a Participating Employer which is an Affiliated Company will be made, effective for contributions made on and after October 1, 2006 in cash.”
2. By deleting existing subsection (ii) to Section 5.04(b) as follows:
“(ii) For contributions made on and after January 1, 2007, the value of Company Stock which is issued by the Company for the purposes of contributing it to the Plan shall be the closing price for the last business day of the period for which the contribution is being made.”

     3. By deleting Section 6.06(a) in its entirety and by substituting therefor the following:
“6.06 Correction of Excess Salary Deferral Contributions and Excess Employer Matching Contributions.
Effective for Plan Years beginning on and after January 1, 2006, in the event that any of the limitations set forth in Sections 6.03, 6.04, and 6.05 are exceeded for any Plan Year, the Administrator shall take one or more (either alone or in combination) of the following corrective actions no later than the last day of the following Plan Year:
(a) If the Salary Deferral Contributions contributed on behalf of any Highly Compensated Employee exceed the amount permitted under the ‘actual deferral percentage’ test described in Section 6.03 for any given Plan Year, then before the end of the Plan Year following the Plan Year for which the excess Salary Deferral Contribution was made, the portion of the excess Salary Deferral Contribution for the Plan Year attributable to a Highly Compensated Employee, as adjusted in accordance with applicable Treasury Regulations to reflect income, gain, or loss attributable to it for the Plan Year for which the test is being performed and for the period between the end of such Plan Year and the date on which the excess Salary Deferral Contribution is distributed to the Participant and reduced by any excess Salary Deferral Contributions as determined pursuant to Section 6.02 previously distributed to a Participant for the Participant’s taxable year ending with or within the Plan Year, may be distributed to the Highly Compensated Employee. The amount of a Participant’s excess Salary Deferral Contributions shall be determined in accordance with Section 401(k)(8)(b) of the Code and the regulations thereunder. Such excess shall be distributed beginning with the Highly Compensated Employee with the largest Salary Deferral Contribution percentage amount and continuing in descending order until the excess Salary Deferral Contributions have been distributed.
The income, gain, or loss allocable to such excess Salary Deferral Contributions shall be determined in a similar manner as described in Section 7.02 or in any other manner permitted by applicable Treasury Regulations. The amount of the excess Salary Deferral Contributions to be distributed shall be reduced by the amount of any Salary Deferral Contributions previously distributed for the taxable year ending in the same Plan Year, and shall also be reduced by the amount of any Salary Deferral Contributions previously distributed for the Plan Year beginning in such taxable year. The portion of the Employer Matching Contribution on which such excess Salary Deferral Contribution was based shall be forfeited upon the distribution of such excess Salary Deferral Contribution.
Notwithstanding the foregoing, if the Plan satisfies the actual deferral percentage test through correction by distribution of excess Salary Deferral Contributions for any Plan Year, any excess Salary Deferral Contributions attributable to a Highly Compensated Employee who is eligible to make catch-up contributions pursuant to Section 4.01(b), subject to the limitations of Code Section 414(v), shall be retained in the Plan and treated as catch-up contributions under the Plan. To the extent that the excess Salary Deferral Contributions would exceed the applicable dollar amount specified in Code Section 414(v), as adjusted, such amount shall be distributed in accordance with Section 6.02(b).”
     4. By deleting Section 6.06(c) in its entirety and by substituting therefor the following:
“(c) Effective for Plan Years beginning on and after January 1, 2006, to the extent permitted under the Code and applicable Treasury Regulations, within twelve (12) months after the close of a Plan Year (or within such greater time if permitted by the Internal Revenue Service), the Participating Employer, in its sole discretion, may make QNECs on behalf of all or one-half (the half with the lowest contribution percentages) of the Non-highly Compensated Employees who are employed on the last day of the Plan Year to be allocated to their QNEC Accounts in an amount sufficient to satisfy one or both of the tests set forth in Sections 6.03 and 6.04. For any such Plan Year, the Administrator shall designate whether QNECs contributed by a Participating Employer are to be used to satisfy the test under Section 6.03 or under Section 6.04 or, if both, the portion of QNECs to be applied towards satisfaction of each test. The allocation of QNECs to eligible Participants who are Non-highly Compensated Employees with respect to either the test under Section 6.03 or the test under Section 6.04 shall be equal to the Participant’s Compensation multiplied by a uniform percentage not to exceed the greater of five percent (5%) or two (2) times the Plan’s ‘representative contribution rate’, as defined under Treasury Regulation Section 1.401(k)-2(a)(6)(iv)(B).”
     5. By amending Section 8.03 to add a new subsection (e) as follows:
“(e) Effective October 17, 2006, Participants may direct the investment of Employer Matching Contributions or other Employer Contributions that are made to the Employer Contribution Account in Company Stock, whether or not such contributions have vested in accordance with Section 9.02.”
     6. By deleting Section 8.04(c) in its entirety and by substituting therefor the following:
“(c) Effective December 1, 2006, a Participant’s investment direction of any Salary Deferral Contributions or Rollover Contributions into Company Stock may not exceed 50 percent (50%) of such Contributions.. A Participant may change his investment election with respect to existing investments in Company Stock in his or her Account, provided that at the time of such change, including exchanges from other available investment options, the value of the Participant’s investment in Company Stock shall not exceed fifty percent (50%) of the total value of the Account. In the event that the value of the Participant’s investment in Company Stock exceeds fifty percent (50%) of the total value of the Account, he or she may not exchange out of other existing investment options into Company Stock until the investment in Company Stock no longer exceeds fifty percent (50%) of the total value of the Account.
     7. By deleting Section 11.01(a) in its entirety and by substituting therefor the following:
“11.01 Financial Hardship.
Upon evidence of “hardship” satisfactory to the Administrator, a Participant may, in the form and manner prescribed by the Administrator, withdraw in cash that part of the balance in his or her Salary Deferral Contribution Account (but excluding any income allocable to Salary Deferral Contributions) which the Administrator determines is needed by the Participant on account of such hardship. For this purpose, “hardship” shall mean immediate and heavy financial need of the Participant that cannot be met by other reasonably available financial resources of the Participant. The Administrator’s determination as to whether a hardship exists and the amount necessary to be distributed in the event of such hardship shall be made in accordance with the following rules:
(a) Effective for Plan Years beginning on and after January 1, 2006, the determination of whether an immediate and heavy financial need exists shall be made in the Administrator’s discretion (which shall be exercised in a uniform and nondiscriminatory manner). , Such financial need is limited to:
(i) Expenses for (or necessary to obtain) medical care that would be deductible under section 213(a) (determined without regard to whether the expenses exceed 7.5% of adjusted gross income);
(ii) Costs directly related to the purchase of a principal residence for the employee (excluding mortgage payments);
(iii) Payment of tuition, related educational fees, and room and board expenses, for up to the next 12 months of post-secondary education for the employee, or the employee’s spouse, children, or dependents (as defined in section 152, and, for taxable years beginning on or after January 1, 2005, without regard to section 152(b)(1), (b)(2) and (d)(1)(B));
(iv) Payments necessary to prevent the eviction of the employee from the employee’s principal residence or foreclosure on the mortgage on that residence;
(v) Payments for burial or funeral expenses for the employee’s deceased parent, spouse, children or dependents (as defined in section 152, and, for taxable years beginning on or after January 1, 2005, without regard to section 152(d)(1)(B)); or

(vi) Expenses for the repair of damage to the employee’s principal residence that would qualify for the casualty deduction under section 165 (determined without regard to whether the loss exceeds 10% of adjusted gross income).
(vii) Any other contingency determined by the Internal Revenue Service to constitute an ‘immediate and heavy financial need’ within the meaning of Treasury Regulations Section 1.401(k)-1(d).”
     8. By deleting Section 11.01(c)(iv) effective January 1, 2002.
     9. By amending Section 14.01 in its entirety and substituting therefor:
“14.01 Administrator
The Countrywide Financial Corporation Administrative Committee For Employee Benefit Plans shall be the “Administrator” of the Plan within the meaning of Section 3(16)(A) of ERISA. The Investment Committee of Employee Benefit Plans is delegated responsibility for the selection of Investment Funds and monitoring performance of the Investment Funds and is a “Named Fiduciary” for purposes of Section 402(a)(2) of ERISA.”
     10. By deleting Appendix B, entitled “Rules Applying to Participant Loans” in its entirety, effective January 1, 2006.
     IN WITNESS WHEREOF, the Committee has caused this Eleventh Amendment to be executed as of the day and year first above written.

Countrywide Financial Corporation Administrative
Committee For Employee Benefit Plans

By:	/s/ MARSHALL M. GATES Marshall M. Gates
Senior Managing Director and
Chief Administrative Officer

Attest	/s/ GERARD A. HEALY Gerard A. Healy
Senior Vice President/Asst. General Counsel